Training Together, Inc.
                       6025 South Quebec Street, Suite 135
                            Englewood, Colorado 80111
                               Tel. (720) 493-0303
                               Fax. (720) 529-6749


October 21, 2003


Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, D.C. 20549-0405

Re:  Training Together, Inc.
     Form 10-SB
     000-50383
     Withdrawal of Registration Statement

Dear Commissioners:

     Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, Training Together, Inc. hereby requests that the Securities and Exchange Commission issue an order of withdrawal of its registration statement on Form 10-SB filed with the Commission on August 29, 2003 (SEC File No. 000-50383), prior to the statutory date of October 28, 2003 when the registration statement would go effective if not withdrawn.

     The issuer will file a new Form 10-SB in the near future, disclosing the issuer's new business plan adopted after the initial filing date, and responding to the comments issued on September 2, 2003 as such comments then are applicable.


                                            Yours Sincerely,

                                             /s/  David C. Olson

                                            DAVID C. OLSON,
                                            Chief Executive Officer




cc:  Stephen E. Rounds
     Cordovano & Harvey P.C.


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